Exhibit 6

Morningstar Credit Ratings, LLC ("Morningstar")

Form NRSRO

Conflicts of Interest – Identification

This Exhibit sets forth the types of conflicts of interest relating to the issuance of credit ratings by Morningstar that are material to Morningstar:

1.   Morningstar is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2.   Morningstar is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid Morningstar to determine a credit rating.

3.   Morningstar is paid by persons for subscriptions to receive or access the credit ratings of Morningstar and/or for other services offered by Morningstar where such persons may use the credit ratings of Morningstar to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

4.   Morningstar is paid by persons for subscriptions to receive or access the credit ratings of Morningstar and/or for other services offered by Morningstar where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by Morningstar.

5.   Morningstar is paid by persons for subscriptions to receive or access the credit ratings of Morningstar and/or for other services offered by Morningstar where such a person, or a person affiliated with such person, may also pay Morningstar to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

6.   Morningstar has a person associated with it that is a broker or dealer; however, the broker-dealer is not engaged in the business of underwriting securities or money market instruments, and does not maintain client accounts or execute security transactions on behalf of clients.

7.   Morningstar issues or maintains credit ratings for securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that were paid for by the issuer, sponsor, or underwriter of the security or money market instrument.

8.   Further with respect to items 1 and 4 above and the credit ratings referenced therein, a servicer that is an affiliate of such an issuer, underwriter, other arranger or subscriber may be obtaining and paying for, or refusing to obtain or pay for, a Morningstar servicer ranking or assessment, and Morningstar may consider the presence or absence of such ranking or assessment in connection with Morningstar's determination of such a credit rating.

9.   Morningstar analysts and officers are employees at-will, and as such they are generally not subject to agreements or laws that would prevent them from accepting future employment with an obligor, issuer, underwriter or sponsor that Morningstar provided a rating and that such analyst or officer participated in determining or supervised employees that participating in determining such a rating.

10.   During the 2015 fiscal year, Morningstar received more than 10% of its net revenues from one client. This conflict of interest is typically prohibited under Rule 17g-5(c)(1). However, Morningstar received a temporary, conditional exemption from this rule with respect to its revenue derived from issuer-paid ratings, pursuant to an order issued by the U.S. Securities and Exchange Commission on December 24, 2015. The duration of the exemption is until January 1, 2017.